Exhibit 99.1

July 15, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Second Quarter of 2015

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 42.83% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding it second quarter financial results, as published on July 15, 2015 in Finland.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

2015 | Q2

CITYCON'S INTERIM REPORT

JANUARY–JUNE 2015

CITYCON

Citycon Q2/2015 | 01

Citycon Q2: Stable results

supported by lower financing expenses

SECOND QUARTER OF 2015

•	Turnover decreased to EUR 60.2 million (Q2/2014: EUR 61.9 million) mainly due to non-core disposals, on-going (re)development projects (a.o. Iso Omena extension project) and the weaker Swedish krona that also impacted net rental income which came to EUR 42.6 million (EUR 43.6 million).

•	EPRA Earnings increased by EUR 5.6 million, or 23.1%, to EUR 30.0 million mainly due to substantially lower direct net financing expenses following degearing in 2014 and debt refinancing. EPRA Earnings per share (basic) was EUR 0.051 (EUR 0.053).

•	Earnings per share was EUR 0.06 (EUR 0.03). The increase was mainly a result of lower net financial expenses, which were lower by EUR 20.8 million or 74.4% mainly thanks to a lower amount of debt, the weaker Swedish krona and a lower average interest rate.

•	The company specifies its guidance relating to EPRA Operating profit and EPRA Earnings to reflect the acquisition of Sektor.

JANUARY–JUNE 2015

•	Turnover decreased to EUR 120.3 million (Q1–Q2/2014: EUR 123.2 million) mainly due to divestments, on-going (re)development projects and a weaker Swedish krona.

•	Net rental income decreased by EUR 1.3 million, or 1.6%, to EUR 82.3 million (EUR 83.6 million) mainly due to the reasons explained above. Net rental income of like-for-like properties increased by EUR 1.1 million, or 1.6%, excluding currency changes.

•	EPRA Earnings increased by EUR 11.5 million, or 25.1% mainly as a result of lower direct financing expenses. EPRA Earnings per share (basic) was EUR 0.097 (EUR 0.102).

•	Earnings per share were EUR 0.10 (EUR 0.09). The increase was mainly resulting from lower financial expenses, which decreased by EUR 25.3 million.

•	Net cash from operating activities per share was EUR 0.06 (EUR 0.06).

KEY FIGURES

IFRS based key figures		Q2/2015	Q2/2014	%1)	Q1–Q2/2015	Q1–Q2/2014	%1)	2014
Turnover	MEUR	60.2	61.9	-2.7	120.3	123.2	-2.3	245.3
Net rental income	MEUR	42.6	43.6	-2.3	82.3	83.6	-1.6	169.4
Profit/loss attributable to parent company shareholders	MEUR	35.1	12.3	185.2	62.1	40.9	51.7	84.5
Earnings per share (basic)	EUR	0.06	0.03	117.1	0.10	0.09	15.5	0.16
Net cash from operating activities per share	EUR	0.01	0.00	291.9	0.06	0.06	-6.8	0.13
Fair value of investment properties	MEUR	2,819.6	2,741.5	2.9	2,819.6	2,741.5	2.9	2,769.1
Loan to Value (LTV)%		41.5	39.9	3.9	41.5	39.9	3.9	38.6

EPRA based key figures
EPRA Operating profit	MEUR	37.6	38.8	-3.2	72.5	74.3	-2.5	149.8
EPRA Earnings	MEUR	30.0	24.3	23.1	57.5	45.9	25.1	99.7
EPRA Earnings per share (basic)	EUR	0.051	0.053	-4.4	0.097	0.102	-4.8	0.191
EPRA NAV per share	EUR	2.99	3.00	-0.5	2.99	3.00	-0.5	3.01

1)	Change-% is calculated from exact figures and refers to the change between 2015 and 2014.

Citycon Q2/2015 | 02

CEO, MARCEL KOKKEEL:

Citycon’s financial performance during the first half of 2015 was stable driven by positive like-for-like performance, continued focus on cost control and decreased average cost of debt. Continued weak economic performance and subdued retail spending in Finland was offset by a healthy economic growth in Sweden.

During the quarter we announced the largest transaction in Citycon’s history, the acquisition of Sektor Gruppen. Entering the Norwegian market enhances our Nordic strategy and creates a balanced portfolio in the core countries. This transaction makes us the largest listed property company in the Nordics. We believe that Citycon will benefit from the increased scale and visibility, driving synergies from the larger operating platform. As part of the financing of the transaction we initiated in June a rights issue worth approximately EUR 600 million. Going forward our strategy is to maintain a strong financial profile with a target Loan to Value (LTV) of 40–45%.

During the quarter we also continued at full speed with our development activities. In May, we successfully opened the first phase of IsoKristiina and today we are 90% pre-let ahead of the grand opening in October. The preleasing of Mölndal Galleria in Gothenburg has progressed strongly with over 50% of the space leased and a good anchor profile in place. Construction will start after the summer. In June, Citycon also announced the divestment of three non-core properties for a total value of approximately EUR 70 million. Continued recycling of capital remains a priority for management.

ACQUISITION OF SEKTOR GRUPPEN – CITYCON BECOMES

THE LARGEST LISTED SHOPPING CENTRE SPECIALIST IN THE NORDICS

On 25 May 2015 Citycon announced that it had entered into an agreement to acquire all the shares in the Norwegian shopping centre company Sektor Gruppen AS (Sektor) for a debt-free acquisition price of approximately EUR 1,467 million. The cash purchase price amounted to approximately EUR 540 million. The closing of the transaction was completed on 14 July and hence the Q2/2015 financial numbers do not include the impact of the transaction.

Sektor is the second largest owner, manager and developer of shopping centres in Norway. Sektor’s portfolio comprises a total of 34 shopping centres of which 20 are fully or majority-owned, 4 are minority-owned, 2 rented and 8 managed shopping centres.

The financing of the transaction includes a rights issue of approximately EUR 600 million executed in June–July and EUR 400 million of bridge financing facilities from banks. In addition, EUR 671 million of existing bank financing facilities of Sektor remains in place. Further information on the rights issue can be found in sections ‘Shares, share capital and shareholders’ and ‘Events after the reporting period’.

The acquisition consolidates Citycon as the largest listed shopping centre specialist in the Nordics by gross asset value (GAV) and the third largest listed continental European operator. With the acquisition, Citycon gains exposure throughout the entire Nordic region, while increasing its GAV by nearly 50%, from EUR 3.4 billion to EUR 4.9 billion.

Following the transaction, Citycon will own 55 shopping centres in the Nordic countries and Estonia and increase its total annual footfall from approximately 150 million to over 200 million.

Geographical distribution of Citycon’s properties after the transaction:

1)	Includes Kista Galleria 100%

Citycon Q2/2015 | 03

LIKE-FOR-LIKE NET RENTAL INCOME – CONTINUED POSITIVE GROWTH

Citycon’s net rental income decreased by 1.6% and was EUR 82.3 million (EUR 83.6 million). The decrease was mainly attributable to divestments of non-core assets and a weaker Swedish krona, which lowered net rental income by EUR 1.3 million and EUR 0.8 million respectively. In addition, on-going (re)development projects such as the extension project in Iso Omena decreased net rental income by EUR 0.4 million. Citycon’s turnover came to EUR 120.3 million (EUR 123.2 million), divestments reducing the turnover by EUR 2.2 million and the weaker Swedish krona by EUR 1.2 million.

For the like-for-like portfolio, gross rental income grew by EUR 0.7 million, or 0.7%, and net rental income developed positively increasing by EUR 1.1 million, or 1.6%. Like-for-like property operating expenses were 1.4% lower than previous year, the decrease mainly deriving from lower heating and electricity costs. Like-for-like net rental income in shopping centres increased by 1.8% while declining by 0.4% in supermarkets and shops. Especially larger shopping centres, such as Liljeholmstorget Galleria, Koskikeskus and Rocca al Mare, contributed to the positive development in like-for-like net rental income of shopping centres. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re)development or extension and undeveloped lots.

NET RENTAL INCOME AND TURNOVER BY SEGMENT AND PROPERTY PORTFOLIO

Net rental income					Turnover
MEUR	Finland	Sweden	Baltic Countries and New Business	Total	Total
Q1–Q2/2013	50.3	20.1	12.7	83.0	124.5
Acquisitions	—	—	-0.1	-0.1	-0.1
(Re)development projects	-0.5	0.3	1.3	1.2	0.9
Divestments	-1.0	-0.4	—	-1.4	-2.6
Like-for-like properties	1.6	0.6	0.1	2.4	2.0
Other (incl. exchange rate difference and IFRIC 21 impact)	-0.1	-1.2	-0.1	-1.4	-1.5
Q1–Q2/2014	50.4	19.4	13.9	83.6	123.2
(Re)development projects	-0.8	0.4	—	-0.4	—
Divestments	-0.6	-0.1	-0.6	-1.3	-2.2
Like-for-like properties	-0.2	0.9	0.4	1.1	0.6
Other (incl. exchange rate difference and IFRIC 21 impact)	-0.1	-0.7	0.0	-0.7	-1.2
Q1–Q2/2015	48.7	19.8	13.8	82.3	120.3

IMPROVED OCCUPANCY RATE

The economic occupancy rate for Citycon’s property portfolio totalled 96.0% (95.7%) and the year-on-year improvement derived mainly from decreased vacancy in supermarkets and shops in Finland, as well as in shopping centres in Sweden. The economic occupancy rate for shopping centres was 96.1% (96.2%) and for supermarkets and shops 94.8% (92.4%).

The gross leasable area decreased by 2.3% to 931,340 sq.m. due to divestments of non-core properties. At the period-end, Citycon had a total of 3,063 (3,223) leases, of which the average remaining length was 3.2 (3.4) years.

The average rent per sq.m. increased from EUR 21.7 to EUR 22.0 mainly due to index increments and divestments. The challenging retail environment in Finland resulted in an overall property portfolio year-to-date leasing spread of renewals of -4.0%.

The rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.9%.

Citycon Q2/2015 | 04

LEASE PORTFOLIO SUMMARY

		Q2/2015	Q2/2014	Q1–Q2/2015	Q1–Q2/2014	2014
Gross leasable area	sq.m.	931,340	953,290	931,340	953,290	933,040
Occupancy rate at end of the period (economic)%		96.0	95.7	96.0	95.7	96.3
Average remaining length of lease portfolio at the end of the period	years	3.2	3.4	3.2	3.4	3.2
Annualised potential rental value 1)	MEUR	245.3	246.5	245.3	246.5	243.1
Average rent	EUR/sq.m.	22.0	21.7	22.0	21.7	21.6
Number of leases started during the period	pcs	207	128	392	272	595
Total area of leases started 2)	sq.m.	29,288	29,705	73,962	60,401	122,568
Average rent of leases started 2)	EUR/sq.m.	22.9	20.0	21.5	19.5	19.9
Number of leases ended during the period	pcs	162	132	492	336	724
Total area of leases ended 2)	sq.m.	30,097	31,061	94,141	68,343	144,880
Average rent of leases ended 2)	EUR/sq.m.	21.4	20.2	20.5	21.4	21.0
Leasing spread of renewals 3)%		-5.6	-2.5	-4.0	-8.1	-3.4
Net rental yield 4)%		6.2	6.4	6.2	6.4	6.3
Net rental yield, like-for-like properties	%	6.6	6.6	6.6	6.6	6.6

1)	Includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Refers to leases that are renewed with the same tenant concerning the same premise.
4)	Includes the value of unused building rights.

TENANTS’ SALES IMPACTED BY THE CHALLENGING RETAIL ENVIRONMENT

During the period, total sales in Citycon’s shopping centres decreased by 1% while footfall decreased by 1%, year-on-year. The decrease in sales and footfall derived mainly from the weak retail environment in Finland as well as due to increased competition in some shopping centres in Finland and Estonia. Like-for-like (LFL) shopping centre sales and footfall both decreased by 2%.

SHOPPING CENTRE SALES AND FOOTFALL 1)

Year-on-year, %	Sales	Sales, LFL	Footfall	Footfall, LFL
Finland	-2	-3	-2	-3
Sweden	3	2	1	0
Baltic Countries and New Business	-5	-5	-3	-3
Shopping centres, total	-1	-2	-1	-2

1)	Sales and footfall figures include estimates.

Citycon Q2/2015 | 05

DECREASING FINANCIAL EXPENSES SUPPORTED EPRA EARNINGS GROWTH

Administrative expenses totalled EUR 11.2 million (EUR 10.2 million). The increase of EUR 1.0 million was mainly driven by higher personnel related expenses (a.o. transfer of Kista personnel into Citycon Sweden Business Unit) as well as higher IT related expenses. At the end of June, Citycon Group employed a total of 151 (142) persons, of whom 87 worked in Finland, 50 in Sweden, 10 in Estonia, 3 in the Netherlands and 1 in Denmark.

Operating profit came to EUR 75.1 million (EUR 87.6 million), being lower than in the previous year mainly due to a decrease in net fair value gains on investment property, lower net rental income and higher administrative expenses.

Net financial expenses decreased by EUR 25.3 million compared to the corresponding period last year to EUR 16.3 million (EUR 41.6 million), mainly as a result of lower amount of debt, the weaker Swedish krona and a clearly lower average interest rate.

Share of profit of joint ventures totalled EUR 7.3 million (EUR 6.1 million). The increase came mainly from the higher fair value gain of the Kista Galleria shopping centre.

Profit for the period came to EUR 62.1 million (EUR 45.4 million). The increase was mainly a result of lower financial expenses.

STATEMENT OF FINANCIAL POSITION AND CASH FLOW

PROPERTY PORTFOLIO INCREASED IN VALUE

The fair value of investment properties increased by EUR 50.5 million to EUR 2,819.6 million (31 December 2014: EUR 2,769.1 million) due to gross capital expenditure of EUR 45.8 million (including acquisitions) and net fair value gains of EUR 3.0 million. In addition, exchange rate changes increased the fair value of investments properties by EUR 13.7 million. On the contrary, the fair value of investment properties was decreased by EUR 12.0 million as two small non-core properties were moved to investment properties held for sale.

Citycon has defined other retail properties (supermarkets and shops) as non-core properties and announced its intention to divest these properties within the next few years, after the completion of value-enhancing activities.

PROPERTY SUMMARY

	30 June 2015			31 December 2014
	No. of	Fair value,		No. of	Fair value,
	properties	MEUR	Portfolio, %	properties	MEUR	Portfolio, %
Shopping centres, Finland	21	1,529.1	54	21	1,514.1	55
Other retail properties, Finland	23	195.6	7	23	195.9	7
Finland, total	44	1,724.8	61	44	1,710.0	62
Shopping centres, Sweden 1)	9	729.1	26	9	690.3	25
Other retail properties, Sweden	2	14.0	0	2	19.4	1
Sweden, total	11	743.1	26	11	709.7	26
Shopping centres, Baltic Countries and New Business	4	351.8	12	4	349.4	13
Baltic Countries and New Business, total	4	351.8	12	4	349.4	13
Shopping centres, total	34	2,610.0	93	34	2,553.8	92
Other retail properties, total	25	209.6	7	25	215.3	8
Citycon, total	59	2,819.6	100	59	2,769.1	100

1)	Excludes Kista Galleria.

The fair value change of investment properties amounted to EUR 3.0 million (EUR 13.4 million). The company recorded a total value increase of EUR 35.7 million (EUR 35.4 million) and a total value decrease of EUR 32.7 million (EUR 22.0 million). The fair value gain of shopping centres was EUR 3.4 million while supermarkets and shops recorded a loss of EUR 0.4 million.

Citycon Q2/2015 | 06

FAIR VALUE CHANGES

MEUR	Q2/2015	Q2/2014	Q1–Q2/2015	Q1–Q2/2014	2014
Finland	-14.3	-4.0	-17.0	1.7	-15.8
Sweden	14.6	0.2	18.1	3.1	13.3
Baltic Countries and New Business	1.6	5.2	2.0	8.5	18.1
Shopping centres, total	2.3	1.3	3.4	14.7	21.4
Other retail properties, total	-0.5	0.1	-0.4	-1.3	-5.7
Citycon, total	1.8	1.4	3.0	13.4	15.7

The average net yield requirement defined by JLL for Citycon’s entire property portfolio on 30 June 2015 was 6.1% (31 Dec 2014: 6.1%). The weighted average market rent per sq.m. used for the valuation rose to EUR 26.0 (31 Dec 2014: EUR 25.2). JLL’s Valuation Statement for the period-end is available on the company’s website.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 66.3 million (EUR 45.3 million).

CAPITAL EXPENDITURE

MEUR	Q1–Q2/2015	Q1–Q2/2014
Acquisitions of properties	0.6	—
Acquisitions of and investments in joint ventures	19.4	13.2
Property development	45.2	30.9
Other investments	1.0	1.3
Total capital expenditure incl. acquisitions	66.3	45.3
Capital expenditure by segment
Finland	49.7	30.3
Sweden	15.1	13.6
Baltic Countries and New Business	0.5	0.2
Group administration	1.1	1.2
Total capital expenditure incl. acquisitions	66.3	45.3
Divestments 1)	5.5	3.7

1)	Excluding divestments transferred into ‘Investment properties held for sale’ -category.

DIVESTMENTS OF NON-CORE PROPERTIES CONTINUED

During the reporting period, Citycon divested one non-core residential portfolio in Sweden. Since the publication of its strategy update in July 2011, the company has divested 26 non-core properties and four residential portfolios for a total value of approximately EUR 117 million.

During the quarter Citycon announced that it will acquire the Norwegian shopping centre company Sektor for EUR 1.47 billion (please see separate section on the transaction). Citycon also announced the sale of three non-core properties Porin Asema-aukio, Talvikkitie 7-9 and Kallhäll for a total value of approximately EUR 70 million. The Porin Asema-aukio transaction is estimated to close in May 2017 when the ongoing (re)development is finalised. The two other transactions are expected to close in Q3–Q4/2015.

ACQUISITIONS AND DIVESTMENTS Q1–Q2/2015

				Gross leasable	Price,
		Location	Date	area, sq.m.	MEUR
Divestments
Stenungstorg	Residential portfolio	Gothenburg area, Sweden	4 February	—	5.4

Citycon Q2/2015 | 07

(RE)DEVELOPMENT PROJECTS PROGRESSED – ISOKRISTIINA FIRST PHASE OPENED

At the end of the period, the company had two major (re)development projects underway: the Iso Omena extension and (re)development project in Espoo, and the IsoKristiina extension and (re)development project in Lappeenranta.

The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, will total approximately EUR 250 million. The first phase (part A) of the project, covering a EUR 120 million investment, will be carried out in partnership with NCC Property Development. The amount of preleased space in the area of the total extension stood at approximately 40% at the end of the reporting period (pre-leasing of first phase is approximately 55%). The extended shopping centre will be opened in two phases in Q3/2016 and Q2/2017.

The first phase of the extension and (re)development project of IsoKristiina opened in May. The total investment for the IsoKristiina extension and (re)development project is estimated to be approximately EUR 110 million. Mutual Pension Insurance Company Ilmarinen provides its 50% share of the project financing. The pre-leasing rate for the extension increased during the quarter to approximately 90%. The grand opening of the new extended IsoKristiina will be in October 2015.

In January, Citycon also started the construction of a new campus for the Satakunta University of Applied Sciences (SAMK) in its Asema-aukio premises in Pori. The company has signed an agreement to sell the property at completion of the project.

During the quarter Citycon further announced that it will start the (re)development of the new shopping centre Mölndal Galleria in Gothenburg in August. Citycon will purchase joint venture partner NCC’s 50% share after the project is completed, making Citycon’s total investment around EUR 120 million.

Further information on the company’s completed, ongoing and planned (re)developments can be found in the Annual and Sustainability Report 2014.

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2015 AND IN PROGRESS ON 30 JUNE 2015

		Area before and	Citycon’s (expected)	Actual gross
		after project	gross investment	investments by
	Location	completion, sq.m.	need, MEUR	30 June 2015, MEUR	Completion
Iso Omena	Helsinki area, Finland	63,300/99,000	182.0	58.9	Q3/2016 and Q2/2017
IsoKristiina	Lappeenranta, Finland	22,400/34,000	56.0	50.6	Q4/2015
Porin Asema-aukio	Pori, Finland	18,800/23,000	40.0	5.8	Q2/2017
Stenungstorg	Gothenburg area, Sweden	36,400/41,400	18.0	11.0	Q1/2016
Kista Galleria	Stockholm, Sweden	94,600/95,100	6.0	6.0	Completed Q2/2015

SHAREHOLDERS’ EQUITY, LIABILITIES AND CASH FLOW

Equity per share decreased to EUR 2.75 (31 December 2014: EUR 2.78), mainly due to return from the invested unrestricted equity fund of EUR 0.15 per share, and the equity ratio to 52.0% (31 December 2014: 54.6%).

At the period-end, the shareholders’ equity attributable to parent company’s shareholders was EUR 1,629.3 million (EUR 1,419.1 million). This figure decreased from the end of 2014 (EUR 1,650.7 million) by EUR 21.4 million, mainly due to the return from the invested unrestricted equity fund of EUR 89.0 million. On the other hand, the shareholders’ equity was increased by the profit of EUR 62.1 million for the reporting period attributable to parent company’s shareholders.

Liabilities totalled EUR 1,510.7 million (EUR 1,632.8 million), with short-term liabilities accounting for EUR 202.7 million (EUR 329.2 million). Interest-bearing debt showed a year-on-year decrease of EUR 24.8 million to EUR 1,276.4 million. The fair value of interest-bearing debt decreased year-on-year by EUR 22.2 million to EUR 1,286.4 million.

Net cash from operating activities totalled EUR 33.8 million (EUR 27.6 million) in the reporting period. Net cash used in investing activities totalled EUR 56.5 million (EUR 38.8 million). Capital expenditure related to investment properties, shares in joint ventures and tangible and intangible assets totalled EUR 61.3 million (EUR 45.2 million). Cash flow used in investing activities was partly offset by sales of investment properties totalling EUR 5.0 million (EUR 6.4 million). Net cash from financing activities was EUR 1.6 million (EUR 112.5 million). Return of equity from invested unrestricted equity fund of EUR 89.0 million impacted financing cash flow during the reporting period.

Citycon Q2/2015 | 08

FINANCING UPDATE

During last year, Citycon completed several actions to strengthen its balance sheet and financial position, to reduce the cost of debt and to extend the debt maturities.

In May Citycon announced the acquisition of Sektor (please see separate section on the transaction) for approximately EUR 1.47 billion. The closing of the transaction was after the Q2 reporting period on 14 July. In relation to the financing of this transaction Citycon arranged an equity rights issue with gross proceeds of approximately EUR 600 million, entered into bridge financing facilities and waived Sektor’s existing bank debt to remain in place after closing.

The bridge financing consists of bridge financing facilities in an aggregate amount of EUR 400 million granted by Danske Bank A/S and Pohjola Bank plc. Approximately EUR 220 million of this was drawn at closing of the transaction. The facilities have a maturity of one year and the interest margin is in line with or lower than that of Citycon’s existing loan facilities. Waivers have been obtained on both Citycon and Sektor level, for approximately EUR 671 million of the existing bank financing facilities of Sektor to remain in place for up to one year post-closing.

In connection with the completion of the transaction, Citycon refinanced three secured bonds issued by Sektor amounting to approximately EUR 222 million through an early redemption of the outstanding bonds. In addition, an old vendor loan in Sektor of approximately EUR 42 million was settled.

Following the closing of the transaction, Citycon will consider available alternatives to optimise its long-term financial structure and refinance the bridge financing facilities and existing Sektor debt within the next year, including but not limited to issuance of bonds, new bank debt and divestments of non-core assets.

KEY FINANCING FIGURES

		30 June 2015	30 June 2014	31 December 2014
Interest bearing debt, fair value	MEUR	1,286.4	1,308.6	1,188.4
Cash	MEUR	13.6	138.9	34.4
Available liquidity	MEUR	343.6	419.9	449.8
Average loan maturity	years	5.3	3.8	5.9
Loan to value (LTV) 1)%		41.5	39.9	38.6
Equity ratio 1)%		52.0	47.5	54.6
Equity ratio (financial covenant > 32.5)%		52.0	49.3	54.8
Interest cover ratio (financial covenant > 1.8)	x	4.0	2.6	3.1
Solvency ratio (financial covenant < 0.65 )	x	0.41	0.38	0.38
Secured solvency ratio (financial covenant < 0.25)	x	0.00	0.00	0.00

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014 which also impacts the LTV and equity ratio. The change has been applied also to comparison figures.

Interest-bearing debt

The fair value of interest-bearing debt decreased year-on-year by EUR 22.2 million to EUR 1,286.4 million. The weighted average loan maturity increased year-on-year to 5.3 years, following the refinancing and longer maturities of new debt.

BREAKDOWN OF LOANS

MEUR

Citycon Q2/2015 | 09

Financial expenses

The year-to-date net financial expenses decreased year-on-year by EUR 25.3 million. Financial expenses decreased, mainly as a result of a lower amount of debt, the weaker Swedish krona and a lower average interest rate. The financial income mainly consists of the interest income on the loan to Kista Galleria.

The financial expenses for the period include EUR 0.4 million of indirect financial expenses from fair value revaluations of cross-currency swaps, which are not under IFRS hedge accounting.

The period-end weighted average interest rate decreased clearly year-on-year as a result of the EUR 350 million bond issued in October 2014, the bank debt refinancing and lower market interest rates.

FINANCIAL EXPENSES

		Q1–Q2/2015	Q1–Q2/2014	2014
Financial expenses	MEUR	-20.1	-45.1	-84.7
Financial income	MEUR	3.8	3.5	7.2
Net financial expenses	MEUR	-16.3	-41.6	-77.5
Weighted average interest rate, incl. interest rate swaps	%	3.10	3.98	3.28
Year-to-date weighted average interest rate, incl. interest rate swaps	%	3.39	4.07	3.91

Financial risk management

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure and applies hedge accounting when marking these swaps to market in the balance sheet. Changes in fair values are reported under other comprehensive income, taking the tax effect into account. Citycon also has cross currency swaps to effectively convert EUR debt in to SEK debt. Changes in fair values are reported in the profit and loss statement as hedge accounting is not applied.

The currency transaction risk with profit and loss impact is fully hedged according to the treasury policy. In addition, in Q2 the NOK commitments for the closing payments of the Sektor transaction has been hedged from the signing of the share purchase agreement. These foreign exchange forwards are under hedge accounting so the fair values are booked in other current assets.

FINANCIAL RISK MANAGEMENT

		Q2/2015	Q2/2014	Q4/2014
Average interest-rate fixing period	years	4.7	3.7	5.6
Interest rate hedging ratio	%	81.5	85.7	88.0

Citycon Q2/2015 | 10

FINANCIAL PERFORMANCE OF BUSINESS UNITS

Citycon’s business operations are divided into three business units: Finland, Sweden, and Baltic Countries and New Business. The business units are further subdivided into clusters. At the end of the reporting period the Finnish unit was composed of 3 clusters, the Swedish unit of 2 and the Baltic Countries and New Business unit of 1 cluster.

Finland – Iso Omena extension project and divestments lowered net rental income compared to previous year

Citycon’s net rental income from Finnish operations decreased by 3.3% compared to the previous year and totalled EUR 48.7 million (EUR 50.4 million). This was mainly a result of successful divestments of non-core assets in 2014 as well as on-going (re)development projects (a.o. extension project in Iso Omena), which decreased net rental income by EUR 1.4 million in total. Despite the challenging market situation, net rental income in Finnish like-for-like properties remained relatively stable and decreased slightly by 0.5% compared to the previous year.

The gross leasable area of 551,140 sq.m. (563,190 sq.m.) decreased due to the divestment of 8 supermarket and shop properties and resulted in an annualised potential rental value of EUR 150.8 million.

The average rent for new lease agreements was higher than the average rent for the ended leases, due to the completion of the first phase of the (re)development of shopping centre IsoKristiina. The average rent per sq.m. rose from EUR 22.7 to EUR 23.0, mainly thanks to index increments. The economic occupancy rate increased to 95.3% (94.9%) mostly due to decreased vacancy in supermarkets and shops.

KEY FIGURES, FINLAND

		Q2/2015	Q2/2014	Q1–Q2/2015	Q1–Q2/2014	2014
Gross rental income	MEUR	34.3	35.6	68.6	71.2	141.3
Net rental income	MEUR	25.2	26.0	48.7	50.4	103.0
Gross leasable area	sq.m.	551,140	563,190	551,140	563,190	546,140
Occupancy rate at end of the period (economic)%		95.3	94.9	95.3	94.9	95.6
Average remaining length of lease portfolio at the end of the period	years	3.4	3.7	3.4	3.7	3.4
Annualised potential rental value	MEUR	150.8	151.4	150.8	151.4	148.7
Average rent	EUR/sq.m.	23.0	22.7	23.0	22.7	22.6
Number of leases started during the period	pcs	167	99	284	187	408
Total area of leases started	sq.m.	22,363	25,488	50,635	44,614	87,433
Average rent of leases started	EUR/sq.m.	23.4	19.3	22.3	18.8	19.0
Number of leases ended during the period	pcs	116	89	274	245	472
Total area of leases ended	sq.m.	23,369	26,713	62,997	54,554	109,133
Average rent of leases ended	EUR/sq.m.	21.6	19.9	22.1	21.5	20.9
Net rental yield	%	6.1	6.3	6.1	6.3	6.2
Net rental yield, like-for-like properties	%	6.7	6.7	6.7	6.7	6.7
Fair value of investment properties	MEUR	1,724.8	1,689.6	1,724.8	1,689.6	1,710.0
Weighted average yield requirement	%	6.1	6.2	6.1	6.2	6.1
Weighted average market rents	EUR/sq.m.	27.5	26.8	27.5	26.8	26.5

Citycon Q2/2015 | 11

Sweden – Good performance in like-for-like net rental income

The company’s net rental income from Swedish operations developed positively, increasing by 2.4% to EUR 19.8 million (EUR 19.4 million). Excluding the impact of the weakened Swedish krona, net rental income from the Swedish operations increased by EUR 1.3 million compared to the corresponding period in 2014. In addition, net rental income from like-for-like properties grew by EUR 0.9 million, or 5.1%, thanks to strong net rental income development from several shopping centres. Divestments reduced net rental income by EUR 0.1 million.

The gross leasable area of 252,600 sq.m. (254,600 sq.m.) decreased due to the divestment of residentials in Stenungstorg. The annualised potential rental value EUR 62.4 million increased due to the completion of the first phase of the on-going (re)development project in Stenungstorg.

The average rent level for new lease agreements was higher than the average rent level for ended lease agreements mostly due to the aforementioned divestment. Lease agreements were also renewed at higher rent.

The average rent per sq.m. remained at EUR 20.4, subdued by the weakened Swedish krona. The economic occupancy rate increased to 96.2% (95.6%), due to improved occupancy rates e.g. in Åkersberga Centrum and Högdalen Centrum.

KEY FIGURES, SWEDEN

		Q2/2015	Q2/2014	Q1–Q2/2015	Q1–Q2/2014	2014
Gross rental income	MEUR	14.6	14.8	29.2	29.0	57.9
Net rental income	MEUR	10.3	10.6	19.8	19.4	38.9
Gross leasable area	sq.m.	252,600	254,600	252,600	254,600	259,300
Occupancy rate at end of the period (economic)%		96.2	95.6	96.2	95.6	96.1
Average remaining length of lease portfolio at the end of the period	years	2.9	2.9	2.9	2.9	3.0
Annualised potential rental value	MEUR	62.4	62.1	62.4	62.1	62.4
Average rent	EUR/sq.m.	20.4	20.4	20.4	20.4	20.0
Number of leases started during the period	pcs	32	19	92	61	142
Total area of leases started	sq.m.	5,004	3,256	17,437	12,879	28,809
Average rent of leases started	EUR/sq.m.	21.0	19.9	20.1	20.0	20.5
Number of leases ended during the period	pcs	37	28	191	62	138
Total area of leases ended	sq.m.	5,445	3,096	24,469	10,453	19,997
Average rent of leases ended	EUR/sq.m.	18.5	16.5	15.6	18.5	22.4
Net rental yield	%	5.7	5.6	5.7	5.6	5.6
Net rental yield, like-for-like properties	%	5.6	5.5	5.6	5.5	5.5
Fair value of investment properties	MEUR	743.1	701.0	743.1	701.0	709.7
Weighted average yield requirement	%	5.6	5.9	5.6	5.9	5.7
Weighted average market rents	EUR/sq.m.	25.1	24.7	25.1	24.7	24.3

Citycon Q2/2015 | 12

Baltic Countries and New Business – Like-for-like net rental income growth continued

Net rental income from the Baltic Countries and New Business operations remained relatively stable and came to EUR 13.8 million despite the divestment of the non-core shopping centre Mandarinas at the end of 2014. Like-for-like net rental income developed positively and increased by EUR 0.4 million or 3.2% compared to the previous year.

The gross leasable area of 127,600 sq.m. (135,500 sq.m.) decreased due to the aforementioned divestment which, offset by index increments, resulted in a decreased annualised potential rental value of EUR 32.1 million.

The average rent level for new lease agreements was lower than the average rent for the ended lease agreements, e.g. due to leases being renewed at lower rental levels. The average rent per sq.m. increased to EUR 21.1, mostly due to indexation and the divestment. The economic occupancy rate decreased to 98.2% (99.3%).

KEY FIGURES, BALTIC COUNTRIES AND NEW BUSINESS

		Q2/2015	Q2/2014	Q1–Q2/2015	Q1–Q2/2014	2014
Gross rental income	MEUR	8.2	8.2	16.3	16.4	32.8
Net rental income	MEUR	7.1	7.0	13.8	13.9	27.5
Gross leasable area	sq.m.	127,600	135,500	127,600	135,500	127,600
Occupancy rate at end of the period (economic)%		98.2	99.3	98.2	99.3	99.3
Average remaining length of lease portfolio at the end of the period	years	2.9	3.1	2.9	3.1	3.0
Annualised potential rental value	MEUR	32.1	33.0	32.1	33.0	32.0
Average rent	EUR/sq.m.	21.1	20.4	21.1	20.4	21.0
Number of leases started during the period	pcs	8	10	16	24	45
Total area of leases started	sq.m.	1,921	962	5,890	2,909	6,326
Average rent of leases started	EUR/sq.m.	20.9	41.2	18.5	27.7	29.3
Number of leases ended during the period	pcs	9	15	27	29	114
Total area of leases ended	sq.m.	1,283	1,252	6,676	3,336	15,750
Average rent of leases ended	EUR/sq.m.	27.8	34.6	23.4	29.1	19.9
Net rental yield	%	8.0	8.2	8.0	8.2	8.2
Net rental yield, like-for-like properties	%	8.0	8.2	8.0	8.2	8.1
Fair value of investment properties	MEUR	351.8	350.9	351.8	350.9	349.4
Weighted average yield requirement	%	7.0	7.3	7.0	7.3	7.2
Weighted average market rents	EUR/sq.m.	20.6	20.4	20.6	20.4	20.6

BUSINESS ENVIRONMENT

The economic outlook in Citycon’s operating countries remained relatively unchanged during the second quarter of 2015. The macroeconomic environment in Sweden, Estonia and Denmark remained strong, while market conditions continued to be weak in Finland.

In 2015, the European Commission forecasts Euro area GDP growth to reach 1.5%, with Sweden (2.5%), Estonia (2.3%) and Denmark (1.8%) showing stronger growth figures. The GDP growth for Finland (0.3%) is expected to remain very modest for a fourth year in a row and is dependent on both the recovery of the country’s export markets as well as domestic demand.

During the reporting period, consumer confidence levels have stayed stable in Citycon’s operating countries. The consumer confidence levels in the Nordics remain positive, while the consumer confidence in Estonia is slightly negative. In general, the Euro area still struggles with negative consumer confidence. Consumer prices have remained nearly unchanged compared to the previous year in all Citycon’s operating countries as well as in the Euro area. (Sources: Statistics Finland/Sweden/Estonia/Denmark) The unemployment rates are substantially below the Euro area average (11.1%) in all Citycon’s operating countries. (Source: Eurostat)

Retail sales growth for the first five months of 2015 has been strong in Estonia (8.0%) and Sweden (4.5%), slightly positive in Denmark (0.4%), but negative in Finland (-1.6%). (Sources: Statistics Finland/Sweden/Estonia/Denmark)

Citycon Q2/2015 | 13

Prime shopping centre rents in Finland remained stable compared to the previous quarter, but decreased slightly year-on-year. The weak outlook for retail sales limits the rental growth potential and prime rental forecast in 2015 assumes a slight decrease in rents. In Sweden, year-on-year prime shopping centre rents increased by 2–3% over the last year with a similar rate of growth forecast for the forthcoming year. In Estonia, prime shopping centre rents have remained more or less stable over the past quarters and rental growth is expected to remain flat in 2015. However, downward pressure on rents has increased due to intensifying competition within the retail sector and even the long-term agreements are difficult to extend at current rental levels. (Source: JLL)

In Finland, the second quarter of 2015 continued the increased activity in investment market set in 2014, and the total transaction volume for H1 2015 was the highest since the financial crisis. The demand for core assets remains strong and an increase in investment demand outside prime properties has also been evident, driven mainly by new funds and the return of international investors. Due to strong investment demand, shopping centre prime yields are expected to see a small compression this year. In Sweden, the retail property transaction volume in the first half of 2015 was strong at around SEK 11 billion. Prime shopping centre yields have moved in during the last 9 months to around 4.75%, given strong demand and low supply as well as continued low interest rates. In Estonia, the investment market showed a somewhat lower activity in Q2 compared to Q1. Prime yields, which have slightly decreased over the past quarters driven by low interest rate expectations, are forecasted to remain more or less at their current level, i.e. at 6.7–7.0% in the second half of 2015. (Source: JLL)

SUSTAINABILITY

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. Citycon’s sustainability strategy was updated in 2014 and Citycon has set ambitious targets that extend to 2020.

Citycon improves the energy efficiency of its shopping centres through investments and continuous optimisation measures. During the January-May period, energy consumption decreased by 12% in like-for-like shopping centres compared to the same period last year. The decrease was a result of active optimisation measures and investments in energy conservation as well as the relatively warm weather in the beginning of the year.

EPRA has acclaimed Citycon’s annual and sustainability report as one of the best in the industry for three years in a row. Citycon has also been honoured with the Green Star status in the GRESB (Global Real Estate Sustainability Benchmark) in 2014, the updated score for this index is expected in September. Citycon’s sustainability strategy, targets and measures are described in detail in the Annual and Sustainability Report 2014.

RISKS

The company’s core risks and uncertainties, along with its main risk management actions and principles, are described in detail in the Annual and Sustainability Report 2014 and in the Financial Statements 2014.

Citycon’s Board of Directors believes there have been no material changes to the risks outlined in the Annual Report. The main risks are associated with property development projects, weaker economic development, rising operating expenses, environment and human related risks, decreasing fair values of investment properties and availability and cost of funding.

Citycon Q2/2015 | 14

GENERAL MEETINGS

Annual General Meeting 2015

Citycon’s Annual General Meeting (AGM) was held in Helsinki, on 19 March 2015. The decisions made by the AGM are reported on the company’s website at www.citycon.com/agm2015. The AGM minutes are also available on this website.

Extraordinary General Meeting 2015

Citycon’s Extraordinary General Meeting (EGM) took place in Helsinki on 15 June 2015. The EGM decided to authorize the Board of Directors to decide on the issuance of new shares in accordance with the shareholders’ pre-emptive rights for the financing of the acquisition of all the shares in Sektor described in the company’s stock exchange release published on 25 May 2015. The EGM also decided to authorize the Board of Directors to decide on the issuance of shares as well as the issuance of special rights entitling to shares.

The EGM decisions are further reported on the company’s website at www.citycon.com/egm2015. Also the EGM minutes are available on this website.

SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. The shares have no nominal value.

INFORMATION ON SHARES AND SHARE CAPITAL

		Q1–Q2/2015	Q1–Q2/2014	Change-%	2014
Share price, transactions
Low	EUR	2.24	2.46	-8.9	2.29
High	EUR	3.24	2.92	11.0	2.92
Average	EUR	2.78	2.67	4.1	2.65
Latest	EUR	2.24	2.68	-16.4	2.58
Market capitalisation at period-end	MEUR	1,995.4	1,391.4	43.4	1,530.8
Share trading volume
Number of shares traded	million	73.1	46.4	57.5	88.8
Value of shares traded	MEUR	202.3	123.7	63.5	234.9
Share capital and shares
Share capital at period-start	MEUR	259.6	259.6	0.0	259.6
Share capital at period-end	MEUR	259.6	259.6	0.0	259.6
Number of shares at period-start	million	593.3	441.3	34.4	441.3
Number of shares at period-end	million	593.3	519.2	14.3	593.3

During the reporting period, there were no changes in the company’s share capital. At the period-end, the total number of shares outstanding in the company was 593,328,419.

At the period-end, Citycon had a total of 7,483 (7,854) registered shareholders, of which nine were account managers of nominee-registered shares. Holders of the nominee-registered shares held 418.7 million (355.6 million) shares, or 70.6% (68.5%) of shares and voting rights in the company.

Board authorisations and own shares

At the period-end, the Board of Directors of the company had three authorisations granted by the general meetings:

•	the Board of Directors may decide on an issuance of new shares in accordance with the shareholders’ pre-emptive rights for the financing of the Sektor acquisition. The number of shares to be issued in the rights issue shall be a maximum of 300 million shares, which corresponded to approximately 50.6% of all the shares in the company at the period-end. The authorization is valid until 31 December 2015. On 15 June 2015, the Board of Directors of the company resolved, based on the authorization, to issue a maximum of 296,664,209 new shares through a share issue based on the pre-emptive subscription right of shareholders as set forth in the terms and conditions of the rights issue.

Citycon Q2/2015 | 15

•	the Board of Directors may decide on an issuance of a maximum of 120 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 20.2% of all the shares in the company at the period-end. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2016.

•	the Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 30 million shares, which corresponded to approximately 5.1% of all the shares in the company at the period-end. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2016.

During the reporting period, the company or its subsidiaries held no shares in the company.

Rights issue

On 15 June 2015, Citycon’s Board of Directors decided on a rights issue of approximately EUR 600 million based on the authorization granted by the EGM as part of the financing arrangements relating to the Sektor acquisition. A maximum of 296,664,209 new shares were offered for subscription at a price of EUR 2.05 in accordance with the shareholders’ pre-emptive subscription right. The offered shares represented a maximum of approximately 50.0% of the total shares in the company at the period-end. The company’s two largest shareholders Gazit-Globe Ltd. and CPP Investment Board Europe S.à r.l (CPPIBE) had, subject to certain conditions, undertaken to subscribe to their respective pro rata share in the rights issue and committed to additional undertakings to subscribe, subject to certain conditions, for further shares in the rights issue up to a maximum amount of EUR 80 million. The subscription period began on 23 June 2015 and ended on 7 July 2015.

Shareholder agreements

Gazit-Globe Ltd. and CPPIBE have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. More information on the agreement between Gazit-Globe Ltd. and CPPIBE is available in the stock exchange release published by the company on 13 May 2014 and on the company’s website at www.citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

Incentive schemes

Share Plans 2015

Citycon’s Board of Directors decided on 10 February 2015 on two new share-based incentive plans for the group’s key employees, a performance share plan 2015 and a restricted share plan 2015.

At the period-end, the rewards to be paid on the basis of the performance share plan 2015 corresponded to the value of an approximate maximum total of 3,558,300 Citycon shares (including also the proportion to be paid in cash) and the rewards to be paid on the basis of the restricted share plan 2015 to the value of an approximate maximum total of 500,000 Citycon shares (including also the cash proportion to be used for taxes and tax-related costs).

As a consequence of the rights issue carried out in June-July 2015, the Board of Directors of the company adjusted the amount of the maximum reward and the performance criterion under the performance share plan 2015 in accordance with the terms and conditions of the plan. Based on these adjustments that are effective as of 14 July 2015, the maximum total number of shares that can be paid under the performance share plan 2015 is 3,815,646 shares. The rewards to be paid on the basis of the restricted share plan 2015 remained unchanged.

More information and terms and conditions of the share plans are available on the company’s website at www.citycon.com/remuneration.

Stock Option Plan 2011

The Board of Directors of Citycon decided on 3 May 2011 to issue stock options to the key personnel of the company and its subsidiaries. The maximum total number of stock options that can be issued is 7,250,000. At the period-end, the subscription ratio of the stock options was 1.3446 (1.1765), thus, the stock options entitled their owners to subscribe to a maximum total of 9,748,350 (8,529,625) new shares in the company or existing shares held by the company.

Citycon Q2/2015 | 16

SHARE SUBSCRIPTION PRICES, RATIOS AND DISTRIBUTED STOCK OPTIONS 2011 ON 30 JUNE 2015

Option category	Subscription price 1)		Subscription ratio	Distributed options	Number of shares which can be subscribed with the distributed options
2011A–D(I)	2,7820	(2,8009)	1,3446	2,250,000	3,025,350
2011A–D(II)	2,8862	(2,9199)	1,3446	1,910,000	2,568,186
2011A–D(III)	2,3804	(2,3419)	1,3446	2,025,000	2,722,815
Total				6,185,000	8,316,351

1)	Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

SHARE SUBSCRIPTION PERIOD OF THE STOCK OPTIONS 2011

Option category	2011A(I–III)	2011B(I–III)	2011C(I–III)	2011D(I–III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

As a consequence of the rights issue carried out in June-July 2015, the Board of Directors of the company adjusted the subscription ratio and the subscription price of the 2011 stock options in accordance with the terms and conditions of the 2011 stock options. The subscription price for stock options 2011A–D(I) is adjusted to EUR 2.5380 per share, for stock options 2011A–D(II) to EUR 2.6075 per share and for stock options 2011A–D(III) to EUR 2.2703 per share. The subscription ratio for the 2011 stock options is adjusted to 2.0169. Due to the adjustments, the adjusted maximum total number of shares to be subscribed for based on the distributed 2011 stock options is 12,474,526. The adjustments to the terms and conditions of the 2011 stock options due to the rights issue are effective as of 14 July 2015. The 2011 stock options did not entitle their holders to participate in the rights issue.

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2014. The terms and conditions of stock options 2011 are available on the company’s website at www.citycon.com/options.

EVENTS AFTER THE REPORTING PERIOD

On 14 July 2015 Citycon announced the completion of the acquisition of all the shares in the Norwegian shopping centre company Sektor. The debt-free total purchase price payable by Citycon for all of the shares in Sektor was EUR 1,467 million. The cash purchase price of approximately EUR 540 million was paid in connection with the closing of the transaction.

In connection with the closing of the transaction Citycon announced that Eirik Thrygg has been appointed Citycon Oyj’s Chief Development Officer (CDO) and member of the Corporate Management Committee. He will take his position immediately.

Citycon financed a part of the acquisition through a rights issue of approximately EUR 600 million. All offered 296,664,209 shares were subscribed for in the rights issue that ended on 7 July 2015. Pursuant to their subscription undertakings, Gazit-Globe Ltd. and CPPIBE subscribed for shares in the rights issue as follows: Gazit-Globe Ltd. 127,068,487 shares and CPPIBE 44,499,631 shares, representing approximately 57.8% of the shares offered. The subscribed shares represent approximately 33.3% of the total shares and voting rights in the company after the rights issue. The new shares were entered in the Finnish Trade Register and public trading in the new shares commenced on the Helsinki Stock Exchange on 14 July 2015. The subscription price was recognized under the invested unrestricted equity fund. Following the rights issue the total number of shares outstanding in the company is 889,992,628 as of 14 July 2015.

On 14 July Citycon announced the signing of an agreement to sell the non-core shopping centre Strömpilen in Umeå for approximately EUR 39 million. The disposal price is somewhat below the IFRS Q2 fair value.

Citycon Q2/2015 | 17

OUTLOOK

The company specified on 13 July 2015 its guidance given in the Q1/2015 interim report for EPRA EPS (basic) to reflect the combined property portfolio of Citycon and Sektor and the increased number of shares due to the rights issue completed in July. Otherwise the outlook given in the Q1/2015 interim report has remained unchanged without taking into account the Sektor acquisition completed on 14 July 2015. Citycon now specifies its guidance regarding EPRA Operating profit and EPRA Earnings to reflect also the effects of the Sektor acquisition.

In 2015 Citycon forecasts the EPRA EPS (basic) to be EUR 0.155–0.175 (Q1/2015: 0.175–0.195). Furthermore, Citycon expects its EPRA Operating profit to change by EUR 17 to 32 million (Q1/2015: -8–0) and its EPRA Earnings to change by EUR 17 to 32 million (Q1/2015: 6–14) from the previous year.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the euro-krona exchange rate, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

Helsinki, 14 July 2015

Citycon Oyj

Board of Director

For further information please contact:

Marcel Kokkeel

CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.com

Eero Sihvonen

CFO, Executive Vice President

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.com

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total approximately EUR 5 billion and with market capitalisation of approximately EUR 2 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Norway and Sweden. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Standard & Poor’s (BBB) and Moody’s (Baa2). Citycon Oyj’s share is listed in NASDAQ Helsinki.

Citycon Q2/2015 | 18

EPRA Performance Measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2014.

EPRA PERFORMANCE MEASURES

		Q2/2015	Q2/2014%		Q1–Q2/2015	Q1–Q2/2014%		2014
EPRA Earnings	MEUR	30.0	24.3	23.1	57.5	45.9	25.1	99.7
EPRA Earnings per share (basic)	EUR	0.051	0.053	-4.4	0.097	0.102	-4.8	0.191
EPRA Cost Ratio (including direct vacancy costs)%		20.2	18.7	7.8	21.6	22.0	-2.0	19.4
EPRA Cost Ratio (excluding direct vacancy costs)%		18.5	16.7	10.7	19.6	19.7	-0.2	17.7
EPRA NAV per share	EUR	2.99	3.00	-0.5	2.99	3.00	-0.5	3.01
EPRA NNNAV per share	EUR	2.64	2.61	1.2	2.64	2.61	1.2	2.63
EPRA Net Initial Yield (NIY)%		6.0	6.2	—	6.0	6.2	—	6.1
EPRA ‘topped-up’ NIY	%	6.0	6.3	—	6.0	6.3	—	6.1
EPRA vacancy rate	%	4.0	4.3	—	4.0	4.3	—	3.7

The following tables present how EPRA Performance Measures are calculated.

EPRA EARNINGS

EPRA Earnings increased by EUR 11.5 million to EUR 57.5 million in the first six months of 2015 from EUR 45.9 million in the corresponding period in 2014. The increase was mainly a result of EUR 12.5 million lower direct financial expenses resulting mainly from the lower amount of debt and lower average interest rate. EPRA Earnings per share (basic) came to EUR 0.097 (EUR 0.102), decreasing due to the higher number of shares.

MEUR	Q2/2015	Q2/2014%		Q1–Q2/2015	Q1–Q2/2014%		2014
Earnings in IFRS Consolidated Statement of Comprehensive Income	35.1	12.3	185.2	62.1	40.9	51.7	84.5
-/+ Net fair value gains/losses on investment property	-1.8	-1.4	25.6	-3.0	-13.4	-77.4	-15.7
-/+ Net gains/losses on sale of investment property	0.0	0.2	-102.1	0.4	0.0	—	0.3
+ Transaction costs related to investment property disposals	—	0.0	—	0.0	0.1	-92.4	0.1
-/+ Fair value gains/losses of financial instruments	-0.8	13.2	—	0.4	13.2	-96.6	26.5
-/+ Fair value gains/losses of joint ventures	-3.1	-0.5	480.9	-6.1	-5.2	18.9	-12.8
+/- Change in deferred taxes arising from the items above	0.5	0.7	-36.8	4.0	6.8	-40.7	13.2
+/- Non-controlling interest arising from the items above	0.1	-0.2	—	-0.3	3.4	—	3.5
EPRA Earnings	30.0	24.3	23.1	57.5	45.9	25.1	99.7
Issue-adjusted average number of shares, million	593.3	460.7	28.8	593.3	451.8	31.3	521.5
EPRA Earnings per share (basic), EUR	0.051	0.053	-4.4	0.097	0.102	-4.8	0.191

Citycon Q2/2015 | 19

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR	Q2/2015	Q2/2014%		Q1–Q2/2015	Q1–Q2/2014%		2014
Net rental income	42.6	43.6	-2.3	82.3	83.6	-1.6	169.4
Direct administrative expenses	-5.6	-5.1	10.1	-11.2	-10.1	10.4	-20.6
Direct other operating income and expenses	0.6	0.4	75.7	1.3	0.8	63.1	1.0
EPRA Operating profit	37.6	38.8	-3.2	72.5	74.3	-2.5	149.8
Direct net financial income and expenses	-7.9	-14.7	-46.1	-15.9	-28.4	-44.1	-51.0
Direct share of profit/loss of joint ventures	0.7	0.6	16.5	1.2	0.9	23.4	2.1
Direct current taxes	-0.1	-0.1	-15.4	-0.1	-0.3	-50.1	-0.3
Change in direct deferred taxes	-0.1	0.4	—	0.1	0.4	-63.5	0.9
Direct non-controlling interest	-0.2	-0.6	-73.2	-0.3	-1.0	-70.4	-1.6
EPRA Earnings	30.0	24.3	23.1	57.5	45.9	25.1	99.7
EPRA Earnings per share (basic), EUR	0.051	0.053	-4.4	0.097	0.102	-4.8	0.191

Citycon Q2/2015 | 20

EPRA COST RATIOS

Citycon’s EPRA Cost Ratio including direct vacancy costs was 21.6% in the first six months of 2015, compared with 22.0% in the same period of the previous year. EPRA Cost Ratio excluding direct vacancy costs was 19.6% compared with 19.7% a year earlier. The slight decreases in the EPRA Cost Ratios were mainly a result of lower share of joint venture expenses and service charge costs recovered through rents.

MEUR	Q2/2015	Q2/2014%		Q1–Q2/2015	Q1–Q2/2014%		2014
Include:
Administrative expenses 1)	5.6	5.1	9.6	11.2	10.2	9.4	20.7
Property operating expenses and other expenses from leasing operations less service charge costs	12.7	13.0	-2.5	26.2	26.6	-1.3	51.2
Net service charge costs/fees	3.2	3.1	0.6	8.1	8.8	-7.4	16.3
Management fees less actual/estimated profit element	-0.9	-0.4	155.2	-1.6	-0.8	96.4	-2.0
Other operating income/recharges intended to cover costs less any related profit	-1.3	-1.2	8.0	-2.6	-2.4	9.5	-4.9
Share of joint venture expenses	1.2	2.1	-41.5	2.3	4.6	-50.0	6.4
Exclude:
Ground rent costs	-0.4	-0.5	-22.7	-0.7	-0.9	-26.6	-1.8
Service charge costs recovered through rents but not separately invoiced	-9.1	-10.7	-14.9	-20.0	-21.1	-5.1	-42.6
Share of joint venture investment property depreciation, ground rent costs and service charge costs recovered through rents but not separately invoiced	-0.5	-0.9	-48.3	-0.9	-2.1	-55.0	-3.5
EPRA Costs (including direct vacancy costs) (A)	10.6	9.8	8.0	22.0	22.9	-3.7	39.9
Direct vacancy costs	-0.9	-1.1	-15.7	-2.0	-2.4	-18.2	-3.6
EPRA Costs (excluding direct vacancy costs) (B)	9.7	8.7	10.9	20.0	20.5	-2.0	36.3
Gross rental income less ground rent costs	56.8	58.1	-2.3	113.4	115.7	-2.0	230.2
Less: service fee and service charge cost components of Gross Rental Income	-9.1	-10.7	-14.9	-20.0	-21.1	-5.1	-42.6
Add: share of joint ventures (Gross rental income less ground rent costs less service fees in GRI)	4.6	4.8	-3.8	8.8	9.5	-7.2	17.5
Gross Rental Income (C)	52.3	52.2	0.2	102.2	104.1	-1.8	205.1
EPRA Cost Ratio (including direct vacancy costs) (A/C, %)	20.2	18.7	7.8	21.6	22.0	-2.0	19.4
EPRA Cost Ratio (excluding direct vacancy costs) (B/C, %)	18.5	16.7	10.7	19.6	19.7	-0.2	17.7

1)	Administrative expenses are net of costs capitalised of EUR 1.3 million in the first half of 2015, EUR 0.9 million in the first half of 2014 and EUR 1.5 million in 2014. Citycon’s policy is to capitalise, for example, expenses related to property development projects and major software development projects.

Citycon Q2/2015 | 21

EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV per share decreased by EUR 0.02 to EUR 2.99 (31 December 2014: EUR 3.01) mainly due to return from the invested unrestricted equity fund. EPRA NNNAV per share increased by EUR 0.01 to EUR 2.64 (31 December 2014: EUR 2.63), due mainly to the decreased difference between the secondary market price and fair value of bonds and capital loans.

	MEUR	30 June 2015 Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	30 June 2014 Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	31 December 2014 Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	1,629.3	593,328	2.75	1,419.1	519,162	2.73	1,650.7	593,328	2.78
Deferred taxes from the difference of fair value and fiscal value of investment properties 1)	135.6	593,328	0.23	123.3	519,162	0.24	128.7	593,328	0.22
Fair value of financial instruments	6.9	593,328	0.01	16.2	519,162	0.03	7.1	593,328	0.01
Net asset value (EPRA NAV)	1,771.9	593,328	2.99	1,558.6	519,162	3.00	1,786.5	593,328	3.01
Deferred taxes from the difference of fair value and fiscal value of investment properties 1)	-135.6	593,328	-0.23	-123.3	519,162	-0.24	-128.7	593,328	-0.2
The difference between the secondary market price and fair value of bonds and capital loans 2)	-65.0	593,328	-0.11	-66.6	519,162	-0.13	-91.2	593,328	-0.15
Fair value of financial instruments	-6.9	593,328	-0.01	-16.2	519,162	-0.03	-7.1	593,328	-0.01
EPRA NNNAV	1,564.3	593,328	2.64	1,352.5	519,162	2.61	1,559.5	593,328	2.63

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.
2)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure the bond 1/2012, bond 1/2013 and bond 1/2014 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the bond 1/2012 was 106.53% (108.14%), and for bond 1/2013 109.86% (109.49%) and for bond 1/2014 99.03% as of 30 June 2015. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR 65.0 million (EUR 66.6 million) as of 30 June 2015.

EPRA NET INITIAL YIELD (NIY) (%) AND EPRA ‘TOPPED-UP’ NIY (%)

EPRA initial yields decreased due to non-core property disposals resulting in lower net rental income, while the fair value of the completed property portfolio increased among all due to lower yield requirements. It is worth to note that EPRA NIY and EPRA ‘topped-up’ NIY at the end of the second quarter of 2015 and 2014 are not fully comparable due to changes in the completed property portfolio (such as property disposals, and started/completed (re)development projects).

MEUR	30 June 2015	30 June 2014	31 December 2014
Fair value of investment properties determined by the external appraiser	2,801.7	2,736.2	2,763.0
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-186.4	-141.5	-160.7
Completed property portfolio	2,615.3	2,594.7	2,602.3
Plus the estimated purchasers’ transaction costs	58.6	58.8	59.0
Gross value of completed property portfolio (A)	2,673.9	2,653.5	2,661.3
Annualised gross rents for completed property portfolio	219.3	227.4	221.9
Property portfolio’s operating expenses	-58.9	-62.4	-60.0
Annualised net rents (B)	160.4	165.0	161.9
Plus the notional rent expiration of rent free periods or other lease incentives	1.2	2.6	1.6
Topped-up annualised net rents ( C)	161.6	167.6	163.5
EPRA Net Initial Yield (NIY) (%) (B/A)	6.0	6.2	6.1
EPRA ‘Topped-Up’ NIY (%) (C/A)	6.0	6.3	6.1

Citycon Q2/2015 | 22

EPRA VACANCY RATE (%)

The EPRA vacancy rate for the entire property portfolio decreased year-on-year mainly due to decreased vacancy in the Finnish supermarkets and shops portfolio and in the Swedish shopping centre portfolio.

MEUR	30 June 2015	30 June 2014	31 December 2014
Annualised potential rental value of vacant premises	9.2	10.1	8.6
./. Annualised potential rental value for the whole portfolio	228.9	235.8	230.1
EPRA vacancy rate (%)	4.0	4.3	3.7

Citycon Q2/2015 | 23

Interim Condensed Consolidated Financial Statements 1 January–30 June 2015

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR	Note	Q2/2015	Q2/2014%		Q1–Q2/ 2015	Q1–Q2/ 2014%		2014
Gross rental income		57.1	58.5	-2.4	114.1	116.6	-2.2	232.0
Service charge income		3.1	3.3	-8.0	6.2	6.6	-5.5	13.3
Turnover	3	60.2	61.9	-2.7	120.3	123.2	-2.3	245.3
Property operating expenses 1)	4	-17.2	-17.9	-3.9	-37.4	-38.9	-4.0	-74.4
Other expenses from leasing operations		-0.4	-0.3	8.4	-0.6	-0.6	-2.3	-1.6
Net rental income		42.6	43.6	-2.3	82.3	83.6	-1.6	169.4
Administrative expenses		-5.6	-5.1	9.6	-11.2	-10.2	9.4	-20.7
Other operating income and expenses		0.6	0.4	75.7	1.3	0.8	63.1	1.0
Net fair value gains/losses on investment property		1.8	1.4	25.6	3.0	13.4	-77.4	15.7
Net losses/gains on sale of investment property		0.0	-0.2	-102.1	-0.4	0.0	—	-0.3
Operating profit		39.4	40.0	-1.6	75.1	87.6	-14.2	165.0
Net financial income and expenses		-7.1	-28.0	-74.4	-16.3	-41.6	-60.8	-77.5
Share of profit/loss of joint ventures 2)		3.8	1.1	237.6	7.3	6.1	19.6	14.9
Profit/loss before taxes		36.0	13.2	173.3	66.1	52.1	26.9	102.4
Current taxes		-0.1	-0.1	-15.4	-0.1	-0.3	-50.1	-0.3
Change in deferred taxes 2)		-0.5	-0.4	50.9	-3.9	-6.4	-39.4	-12.4
Profit/loss for the period		35.4	12.7	178.8	62.1	45.4	36.8	89.7
Profit/loss attributable to
Parent company shareholders		35.1	12.3	185.2	62.1	40.9	51.7	84.5
Non-controlling interest		0.2	0.4	-32.6	0.0	4.4	-100.1	5.2
Earnings per share attributable to parent company shareholders
Earnings per share (basic), EUR	5	0.06	0.03	117.1	0.10	0.09	15.5	0.16
Earnings per share (diluted), EUR	5	0.06	0.03	116.5	0.10	0.09	15.1	0.16
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net gains/losses on cash flow hedges		0.5	12.0	-95.7	0.4	11.0	-96.7	23.7
Income taxes relating to cash flow hedges		-0.1	-2.4	-95.7	-0.1	-2.2	-96.7	-4.7
Share of other comprehensive income of joint ventures		0.3	-1.1	-128.4	0.0	-2.2	-98.8	-3.3
Exchange gains/losses on translating foreign operations		2.2	-3.0	-173.4	5.2	-4.3	-223.0	-9.7
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		3.0	5.5	-45.8	5.5	2.3	134.5	6.0
Other comprehensive income for the period, net of tax		3.0	5.5	-45.8	5.5	2.3	134.5	6.0
Total comprehensive profit/loss for the period		38.3	18.1	111.3	67.6	47.7	41.6	95.7
Total comprehensive profit/loss attributable to
Parent company shareholders		38.1	17.9	112.6	67.6	43.4	55.6	90.7
Non-controlling interest		0.3	0.2	14.6	0.0	4.3	-99.6	5.0

1)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.
2)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.

Citycon Q2/2015 | 24

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	30 June 2015	30 June 2014	31 December 2014
Assets
Non-current assets
Investment properties	6	2,819.6	2,741.5	2,769.1
Investments in joint ventures 1)		212.5	164.8	182.8
Intangible assets, property, plant and equipment and other non-current assets		6.6	3.8	7.6
Deferred tax assets		8.0	8.8	5.7
Total non-current assets		3,046.8	2,918.9	2,965.2
Investment properties held for sale	7	13.8	7.7	7.2
Current assets
Derivative financial instruments	9, 10	0.2	5.7	0.2
Trade and other current assets		67.3	27.6	30.2
Cash and cash equivalents 2)	8	13.6	138.9	34.4
Total current assets		81.0	172.2	64.8
Total assets		3,141.6	3,098.7	3,037.2
Liabilities and shareholders’ equity
Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.5
Share premium fund		131.1	131.1	131.1
Fair value reserve		-6.9	-16.2	-7.1
Invested unrestricted equity fund	11	752.2	645.6	841.2
Retained earnings 3)	11	493.4	399.0	426.0
Total equity attributable to parent company shareholders		1,629.3	1,419.1	1,650.7
Non-controlling interest		1.5	46.9	1.8
Total shareholders’ equity		1,630.9	1,465.9	1,652.5
Long-term liabilities
Loans	12	1,163.7	1,155.5	1,094.5
Derivative financial instruments and other non-interest bearing liabilities	9, 10	7.9	23.3	6.6
Deferred tax liabilities 1)		136.4	124.8	129.6
Total long-term liabilities		1,308.0	1,303.5	1,230.7
Short-term liabilities
Loans	12	112.7	145.7	83.1
Derivate financial instruments	9, 10	39.8	0.8	2.2
Trade and other payables 1)		50.3	182.7	68.7
Total short-term liabilities		202.7	329.2	154.1
Total liabilities		1,510.7	1,632.8	1,384.8
Total liabilities and shareholders’ equity		3,141.6	3,098.7	3,037.2

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.
2)	Cash and cash equivalents and trade and other payables included in 2014 the proceeds from the rights issue received by the the end of June but which were not yet been released to the company.
3)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

Citycon Q2/2015 | 25

CONDENSED CONSOLIDATED CASH FLOW STATEMENT, IFRS

MEUR	Note	Q1–Q2/2015	Q1–Q2/2014	2014
Cash flow from operating activities
Profit before taxes		66.1	52.1	102.4
Adjustments		7.1	22.6	48.3
Cash flow before change in working capital		73.2	74.6	150.7
Change in working capital		-10.3	0.5	-5.3
Cash generated from operations		62.9	75.1	145.4
Paid interest and other financial charges		-29.4	-46.9	-78.7
Interest income and other financial income received		0.6	0.1	0.0
Taxes paid/received		-0.3	-0.7	-0.7
Net cash from operating activities		33.8	27.6	66.0
Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6, 7	-0.2	—	—
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E	6, 7	-61.3	-45.2	-131.0
Sale of investment properties	6, 7	5.0	6.4	29.5
Net cash used in/from investing activities		-56.5	-38.8	-101.5
Cash flow from financing activities
Proceeds from rights and share issue		—	205.5	401.1
Proceeds from short-term loans	12	339.9	247,0	271,3
Repayments of short-term loans	12	-307.3	-78,6	-203,2
Proceeds from long-term loans	12	79.0	—	446,9
Repayments of long-term loans	12	-17.5	-204,2	-801,1
Acquisition of non-controlling interests		0.3	—	-57.0
Dividends and return from the invested unrestricted equity fund	11	-89.0	-66,2	-66,3
Realized exchange rate losses/profit		-3.7	9,0	41,4
Net cash from/used in financing activities		1.6	112,5	33,0
Net change in cash and cash equivalents		-21.1	101,4	-2,6
Cash and cash equivalents at period-start	8	34.4	38,0	38,0
Effects of exchange rate changes		0.3	-0,5	-1,0
Cash and cash equivalents at period-end	8	13.6	138,9	34,4

Citycon Q2/2015 | 26

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

		Equity attributable to parent company shareholders					Equity
MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	attributable to parent company shareholders	Non- controlling interest	Share- holders’ equity, total
Balance at 1 January 2014	259.6	131.1	-22.8	493.0	-10.3	385.6	1,236.2	42.6	1,278.8
Total comprehensive profit/loss for the period			6.6		-4.1	40.9	43.4	4.3	47.7
Share issues				206.4			206.4		206.4
Arrangement fee for share issues				-0.8			-0.8		-0.8
Dividends and return from the invested unrestricted equity fund (Note 11)				-53.0		-13.2	-66.2		-66.2
Share-based payments						0.2	0.2		0.2
Balance at 30 June 2014	259.6	131.1	-16.2	645.6	-14.4	413.4	1,419.1	46.9	1,465.9
Balance at 1 January 2015	259.6	131.1	-7.1	841.2	-19.7	445.7	1,650.7	1.8	1,652.5
Total comprehensive profit/loss for the period			0.3		5.2	62.1	67.6	0.0	67.6
Return from the invested unrestricted equity fund (Note 11)				-89.0			-89.0		-89.0
Share-based payments						0.2	0.2		0.2
Acquisition of non-controlling interests							—	-0.3	-0.3
Balance at 30 June 2015	259.6	131.1	-6.9	752.2	-14.5	507.9	1,629.3	1.5	1,630.9

Citycon Q2/2015 | 27

Notes to the Interim Condensed Consolidated Financial Statements

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden and the Baltic Countries and New Business. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 14 July 2015.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the six month period ended on 30 June 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015 (effective on 1 January 2014). The EU approved the interpretation in June 2014 to be applied latest in the financial year starting on or after 17 June 2014. The interpretation changed the way company reports property taxes in the interim reports. Citycon operating countries the party who owns the property on the 1st of January is responsible for the property taxes. In accordance with IFRIC 21 Citycon has accounted for the full year property taxes and corresponding further invoiced amount (income) in its result for the period. The change has been applied also to comparison figures and the impact on the operating profit in Q2 2014 was EUR 0.4 million.

Citycon amended its accounting policy regarding deferred taxes according to IFRS Interpretations Committee desicion 15-16 July 2014 in the third quarter of 2014. Deferred tax assets and liabilities are calculated from the difference between the properties´ fair value and residual tax value of the underlying asset. The change has been applied also to comparison figures. The impact of the change on deferred tax liabilities was EUR 59.4 million, on total shareholders’ equity EUR -64.0 million and on profit for the period EUR 4.6 million on investment properties as at 31.12.2013.

Additional information on the accounting policies are available in Citycon’s Financial Statements 2014 under the Notes to the Consolidated Financial Statements: in Note 1 ‘Accounting policies’.

3. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Sweden and Baltic Countries and New Business.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the turnover, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 11.6 million in Q1–Q2. Citycon’s management and Board of Directors also follow the performance of Kista Galleria as if it were fully consolidated with Citycon’s net rental income and operating profit. Therefore, in the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria.

Citycon Q2/2015 | 28

MEUR	Q2/2015	Q2/2014%		Q1–Q2/2015	Q1–Q2/2014%		2014
Turnover
Finland	35.8	37.3	-3.9	71.6	74.4	-3.9	147.7
Sweden	25.6	25.7	-0.6	50.9	51.1	-0.4	102.9
Baltic Countries and New Business	9.1	9.2	-1.0	18.3	18.5	-1.4	37.2
Total Segments	70.5	72.2	-2.4	140.8	144.1	-2.3	287.8
Reconciliation to IFRS	-10.3	-10.3	-0.4	-20.5	-20.9	-2.0	-42.4
Total IFRS	60.2	61.9	-2.7	120.3	123.2	-2.3	245.3
Sweden IFRS	15.3	15.4	-0.8	30.5	30.2	0.8	60.5
Net rental income 1)
Finland	25.2	26.0	-3.0	48.7	50.4	-3.3	103.0
Sweden	17.8	17.9	-0.2	34.7	34.1	1.6	69.2
Baltic Countries and New Business	7.1	7.0	0.9	13.8	13.9	-0.8	27.5
Total Segments	50.2	50.9	-1.5	97.2	98.4	-1.3	199.6
Reconciliation to IFRS	-7.6	-7.3	3.8	-14.8	-14.8	0.5	-30.3
Total IFRS	42.6	43.6	-2.3	82.3	83.6	-1.6	169.4
Sweden IFRS	10.3	10.6	-3.0	19.8	19.4	2.4	38.9
EPRA operating profit
Finland	24.6	25.4	-3.0	47.4	49.3	-3.8	100.1
Sweden	16.8	16.7	0.7	32.6	32.0	1.9	64.3
Baltic Countries and New Business	6.8	6.8	0.6	13.3	13.5	-1.5	26.1
Other	-3.3	-3.1	8.5	-6.8	-6.5	4.4	-12.8
Total Segments	44.9	45.8	-1.9	86.6	88.4	-2.0	177.7
Reconciliation to IFRS	-7.4	-7.0	5.3	-14.1	-14.0	0.6	-28.0
Total IFRS	37.6	38.8	-3.2	72.5	74.3	-2.5	149.8
Sweden IFRS	9.4	9.7	-2.7	18.5	18.0	2.9	36.4
Net fair value losses/gains on investment property
Finland	-14.3	-4.0	256.5	-17.0	1.7	—	-15.8
Sweden	23.2	2.6	—	35.7	18.5	93.0	50.5
Baltic Countries and New Business	1.6	5.2	-70.4	2.0	8.5	-76.9	18.1
Total Segments	10.4	3.9	169.8	20.6	28.7	-28.2	52.8
Reconciliation to IFRS	-8.6	-2.4	256.3	-17.6	-15.3	14.6	-37.1
Total IFRS	1.8	1.4	25.6	3.0	13.4	-77.4	15.7
Sweden IFRS	14.6	0.2	—	18.1	3.1	476.1	13.3
Operating profit/loss
Finland	10.3	21.1	-51.0	30.4	51.0	-40.4	83.5
Sweden	40.0	19.3	107.3	67.8	50.4	34.6	114.7
Baltic Countries and New Business	8.4	12.0	-30.3	15.3	22.1	-30.6	44.6
Other	-3.3	-3.1	9.1	-6.7	-6.5	3.8	-12.6
Total Segments	55.4	49.4	12.0	106.8	117.0	-8.7	230.2
Reconciliation to IFRS	-16.0	-9.4	69.8	-31.7	-29.4	7.9	-65.2
Total IFRS	39.4	40.0	-1.6	75.1	87.6	-14.2	165.0
Sweden IFRS	24.0	9.9	142.8	36.1	21.0	72.0	49.6

1)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

Citycon Q2/2015 | 29

MEUR	30 June 2015	30 June 2014%		31 December 2014
Assets
Finland	1,741.9	1,727.5	0.8	1,720.7
Sweden	1,358.9	1,261.1	7.8	1,299.7
Baltic Countries and New Business	354.7	352.9	0.5	351.0
Other	117.1	160.4	-27.0	81.8
Total Segments	3,572.6	3,501.9	2.0	3,453.2
Reconciliation to IFRS	-431.0	-403.2	6.9	-416.0
Total IFRS	3,141.6	3,098.7	1.4	3,037.2
Sweden IFRS	764.4	714.4	7.0	731.0
Liabilities
Finland	20.0	15.2	31.2	20.5
Sweden	25.5	28.4	-10.1	46.6
Baltic Countries and New Business	4.8	21.2	-77.3	4.6
Other	1,473.6	1,584.2	-7.0	1,331.1
Total Segments	1,523.9	1,649.1	-7.6	1,402.7
Reconciliation to IFRS	-13.2	-16.3	-19.0	-17.9
Total IFRS	1,510.7	1,632.8	-7.5	1,384.8
Sweden IFRS	12.3	12.1	1.8	28.7

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. PROPERTY OPERATING EXPENSES

MEUR	Q2/2015	Q2/2014%		Q1–Q2/2015	Q1–Q2/2014%		2014
Heating and electricity expenses	-4.5	-4.8	-7.2	-10.9	-12.1	-10.6	-23.2
Maintenance expenses	-5.9	-6.1	-3.7	-12.1	-12.1	0.2	-23.9
Land lease fees and other rents	-0.4	-0.5	-22.7	-0.7	-0.9	-26.6	-1.8
Property personnel expenses	-1.1	-0.7	68.8	-2.1	-1.3	53.8	-2.5
Administrative and management fees	-0.5	-0.6	-19.2	-1.0	-1.2	-20.8	-2.5
Marketing expenses	-1.3	-1.3	-1.6	-2.5	-2.5	1.1	-5.6
Property insurances	-0.1	-0.1	3.8	-0.3	-0.3	3.0	-0.5
Property taxes 1)	-1.7	-1.6	2.8	-4.1	-4.1	1.2	-7.4
Repair expenses	-1.6	-1.9	-18.7	-3.3	-4.0	-15.6	-6.1
Other property operating expenses	-0.2	-0.2	-15.2	-0.4	-0.4	6.7	-0.9
Total	-17.2	-17.9	-3.9	-37.4	-38.9	-4.0	-74.4

1)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

One property generated no income during the first six months of 2015 (in 2015 two properties), while it generated expenses of EUR 0.0 million (EUR 0.0 million).

Citycon Q2/2015 | 30

5. EARNINGS PER SHARE

		Q1–Q2/2015	Q1–Q2/2014%		2014
Earnings per share, basic
Profit/loss attributable to parent company shareholders	MEUR	62.1	40.9	51.7	84.5
Issue-adjusted average number of shares	million	593.3	451.8	31.3	521.5
Earnings per share (basic)	EUR	0.10	0.09	15.5	0.16
Earnings per share, diluted
Profit/loss attributable to parent company shareholders	MEUR	62.1	40.9	51.7	84.5
Profit/loss used in the calculation of diluted earnings per share	MEUR	62.1	40.9	51.7	84.5
Issue-adjusted average number of shares	million	593.3	451.8	31.3	521.5
Adjustment for stock options	million	2.8	0.5	430.5	1.1
Average number of shares used in the calculation of diluted earnings per share	million	596.1	452.3	31.8	522.6
Earnings per share (diluted)	EUR	0.10	0.09	15.1	0.16

6. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 30 June 2015, the first mentioned category included IsoKristiina and Porin Asema-aukio in Finland, as well as Stenungstorg in Sweden. On 30 June 2014, the first mentioned category included IsoKristiina in Finland as well as Stenungstorg in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

30 JUNE 2015

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	124.2	2,644.8	2,769.1
Acquisitions	—	0.6	0.6
Investments	14.8	28.8	43.6
Capitalized interest	1.1	0.4	1.6
Fair value gains on investment property	4.6	31.1	35.7
Fair value losses on investment property	-2.4	-30.3	-32.7
Exchange differences	1.3	12.4	13.7
Transfers between items	10.9	-22.9	-12.0
At period-end	154.6	2,665.0	2,819.6

30 JUNE 2014

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	96.6	2,636.8	2,733.5
Investments	11.8	17.7	29.5
Disposals	—	-3.7	-3.7
Capitalized interest	0.5	0.9	1.4
Fair value gains on investment property	1.3	34.1	35.4
Fair value losses on investment property	—	-22.0	-22.0
Exchange differences	-2.3	-22.6	-24.9
Transfers between items	-5.6	-2.1	-7.7
At period-end	102.3	2,639.1	2,741.5

Citycon Q2/2015 | 31

31 DECEMBER 2014

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	96.6	2,636.8	2,733.5
Investments	32.8	59.8	92.6
Disposals	—	-27.7	-27.7
Capitalized interest	1.3	1.9	3.2
Fair value gains on investment property	2.8	62.1	64.9
Fair value losses on investment property	-0.1	-49.2	-49.3
Exchange differences	-3.8	-37.1	-40.9
Transfers between items	-5.4	-1.8	-7.2
At period-end	124.2	2,644.8	2,769.1

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement, %			Weighted average market rents, EUR/sq.m./mo.
	30 June	30 June	31 December	30 June	30 June	31 December
	2015	2014	2014	2015	2014	2014
Finland	6.1	6.2	6.1	27.5	26.8	26.5
Sweden	5.6	5.9	5.7	25.1	24.7	24.3
Baltic Countries and New Business	7.0	7.3	7.2	20.6	20.4	20.6
Average	6.1	6.2	6.1	26.0	25.4	25.2

7. INVESTMENT PROPERTIES HELD FOR SALE

On 30 June 2014, the Investment Properties Held for Sale comprised one property and one residential property in Finland and one property in Sweden. These transactions are expected to be finalised during third and last quarter in 2015. On 31 December 2014, the Investment Properties Held for Sale comprised residential units in Stenungstorg in Sweden and one residential property in Finland. Residential units in Stenungstorg in Sweden transaction was finalised February 2015.

MEUR	30 June 2015	30 June 2014	31 December 2014
At period-start	7.2	2.3	2.3
Disposals	-5.5	-2.3	-0.3
Exchange differences	0.1	—	—
Transfers from investment properties	12.0	7.7	5.2
At period-end	13.8	7.7	7.2

8. CASH AND CASH EQUIVALENTS

MEUR	30 June 2015	30 June 2014	31 December 2014
Cash in hand and at bank	13.6	22.1	34.4
Other bank deposits	—	116.9	0.0
Total	13.6	138.9	34.4

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of the proceeds from the rights issue received by the the end of June 2014 that had not yet been released to the Company, and pledged cash accounts related to rental quarantees and redevelopment projects.

Citycon Q2/2015 | 32

9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	30 June 2015		30 June 2014		31 December 2014
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
I Financial assets at fair value through profit and loss
Derivative financial instruments	0.2	0.2	5.7	5.7	1.9	1.9
II Derivative contracts under hedge accounting
Derivative financial instruments	—	—	—	—	—	—
Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	298.0	298.0	644.5	647.0	199.9	199.9
Bond 1/2009	—	—	23.1	23.1	—	—
Bond 1/2012	138.2	138.4	138.1	138.4	138.1	138.4
Bond 1/2013	496.1	500.0	495.4	500.0	495.7	500.0
Bond 1/2014	344.1	350.0	—	—	343.9	350.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	7.7	7.7	5.4	5.4	3.0	3.0
III Derivative contracts under hedge accounting
Derivative financial instruments	39.4	39.4	17.9	17.9	5.2	5.2

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps is calculated using the present value of estimated future cash flows. The fair value of Citycon’s interest rate derivatives is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements. The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS13.72-90. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there was no transfers between the levels of the fair value hierarchy.

Loans from financial institutions

Citycon’s loans from financial institutions are floating rate loans which have a fair value equal to the nominal amount of the loan. The fair value of loans from financial institutions corresponds to level 2 according to IFRS13.72-90.

Bond 1/2012, bond 1/2013 and bond 1/2014

The bonds 1/2012, 1/2013 and 1/2014 are fixed rate loans which have fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the bonds and for the 1/2013 and 1/2014 bonds also the unamortised reoffer discount. The fair value of the bonds corresponds to level 1 according to IFRS13.72-90.

Citycon Q2/2015 | 33

10. DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2015		30 June 2014		31 December 2014
MEUR	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	—	—	80.1	-0.7	—	—
1-2 years	—	—	32.7	-1.3	—	—
2-3 years	59.7	-4.8	80.4	-4.2	58.6	-5.2
3-4 years	—	—	129.9	-9.8	—	—
4-5 years	—	—	77.2	-7.2	—	—
over 5 years	—	—	—	—	—	—
Subtotal	59.7	-4.8	400.4	-23.2	58.6	-5.2
Cross currency swaps
Maturity:
1–5 years	150.0	-2.6	—	—	—	—
over 5 years	—	—	—	—	150.0	0.8
Subtotal	150.0	-2.6	—	—	150.0	0.8
Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	1,101.3	-39.5	312.2	5.6	312.6	-2.0
Total	1,311.0	-46.9	712.6	-17.6	521.2	-6.3

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate loss of EUR 4.9 million (gain EUR 5.7 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 59,7 million (EUR 327.2 million). The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 0.0 million (EUR -2.2 million) have been recognised in ‘Share of other comprehensive income of joint ventures’ from interest rate swaps hedging the Kista Galleria loan.

Citycon also has cross currency swaps to effectively convert EUR debt in to SEK debt. Changes in fair values are reported in the profit and loss statement as hedge accounting is not applied.

11. DIVIDENDS AND RETURN FROM THE INVESTED UNRESTRICTED EQUITY FUND

In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 19 March 2015 decided on no dividend be paid for the financial year 2014 (EUR 0.03 for the financial year 2013) and EUR 0.15 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.12 for the financial year 2013). Equity return was EUR 89.0 million in total for the financial year 2014 (EUR 66.2 million for the financial year 2013).

12. LOANS

During the second quarter of 2015 the outstanding commercial papers increased by an amount of EUR 14 million.

During the period, the company has drawn EUR 35 million from the revolving credit facility. Prepayments of bank term loans debt amounting to EUR 17.5 million were made.

On top of the financial covenants, Citycon’s debt financing agreements have other customary restrictive clauses. These include negative-pledge and change-of-control clauses. With respect to the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5% of the total financial indebtedness of the group. Change of control provisions are associated with a situation wherein a person or group of persons acting in concert would hold more than 50% of the voting rights of Citycon and such change of control would, (i) in respect of the debt financing

Citycon Q2/2015 | 34

agreements, impose an obligation for the company to commence negotiations with the relevant lenders on an alternative basis for the continuation of financing or, alternatively, to repay the loans in question and, (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to the applicable grace periods and possible waivers.

13. CONTINGENT LIABILITIES

MEUR	30 June 2015	30 June 2014	31 December 2014
Mortgages on land and buildings	—	—	—
Bank guarantees	114.6	52.0	66.2
Capital commitments	1,699.0	215.5	244.7

On 30 June 2015, Citycon had capital commitments of EUR 1,7 billion (EUR 215.5 million) relating mainly to Sektor acquisition and on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

14. RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, minority companies; Board members; CEO and other Corporate Management Committee members and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 42.8% on 30 June 2015 (30 June 2014: 41.9%).

Purchases of services

Citycon paid expenses of EUR 0.0 million to Gazit-Globe Ltd. and its subsidiaries (no expenses in Q1–Q2 2014) and invoiced EUR 0.0 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (no expenses in Q1–Q2 2014).

Citycon Q2/2015 | 35

Report on Review of Citycon Oyj’s Interim Financial Information for the period January 1–June 30 2015

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

Introduction

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of June 30, 2015 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, and condensed cash flow statement for the six-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review En-gagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the entity as at June 30, 2015, and of its financial performance and its cash flows for the six-month period then ended in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

July 14, 2015

ERNST & YOUNG OY

Authorized Public Accountants

Mikko Rytilahti, Authorized Public Accountant